FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2018

(Amounts expressed in millions of Chilean Pesos)

▪  Enel Chile’s EBITDA increased 12.4% to Ch$ 565,872 million as of September 2018 mainly as a consequence of adding Enel Green Power business in Chile to Enel Chile´s operations and also due to the more efficient generation mix resulting from greater hydro dispatch.

▪  Operating income also increased to reach a total Ch$ 408,852 million, equivalent to a 6.3% or Ch$ 24,087 million increase. This includes a higher depreciation and amortization of Ch$ 40,548 million, mainly explained by the consolidation of EGP Chile.

▪  The Company´s electricity generation increased 13% to 14,399 GWh. Worth highlighting is the 26% increase in hydro generation (+1,468 GWh). Physical sales grew 2% (+333 GWh) to 17,694 GWh as of September 2018.

▪  Revenues of Enel Chile reached Ch$ 1,768,844 million, representing a 4.2% reduction when compared to September 2017, mainly due to a lower average energy sales price expressed in Chilean pesos in the generation business.

▪  Procurement and services costs decreased 14.3% to Ch$ 1,002,639 million as of September 2018.

▪  Net income attributable to the shareholders of Enel Chile reached Ch$ 208,589 million, less than the Ch$ 247,566 million booked as of September 2017. This difference was primarily due to the extraordinary profit booked in February 2017 due to the sale of the total ownership share held by Enel Generación Chile in Electrogas S.A. If this extraordinary profit is not considered, net income as of September 2018 increased 4% or Ch$7,589 million.

▪  Since the reorganization known as the Elqui Project became effective this past April 2, Enel Chile added 100% of the Enel Green Power business in Chile to its operations as of that date and also increased its shareholding in Enel Generación Chile to 93.55% as a consequence of the Public Tender Offer (PTO) for the shares of Enel Generación Chile.

▪  On June 7, 2018, Enel Chile issued its first 10-year US$ 1,000 million Yankee bond with a 4.875% coupon rate to finance a significant portion of the loan obtained to pay for the Enel Generación PTO within the context of the Elqui Project.

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

SUMMARY BY BUSINESS

Generation

▪  Net electricity generation increased 13% when compared to September 2017 (+1,678 GWh) reaching 14,399 GWh mainly due to the addition of EGP Chile power plants since April 2 (+1,641 GWh) and also an increase in Enel Generación Chile generation (+37 GWh) due to greater hydro dispatch (+1,194 GWh) as a consequence of better hydrological conditions, which was partially offset by lower thermal dispatch (-1,158 GWh).

▪  Operating revenues amounted to Ch$ 1,128,615 million as of September 2018, equivalent to a 3.52% reduction, mainly due to a lower average energy sales price expressed in Chilean pesos.

▪  Procurement and services costs decreased significantly to Ch$ 571,693 million, 19% less than the amount at September 2017. These cost savings mainly responded to a more efficient generation mix, which led to lower fuel costs, lower energy purchases and other variable procurement and services costs.

▪  As a result of the abovementioned, the EBITDA of the generation business totaled Ch$ 443,630 million, equivalent to a 19% increase when compared to the figure for same period of last year. Likewise, operating income grew 11% to Ch$ 316,198 million. The increase in both figures responds to the addition of the results of EGP Chile since April 2018.

Physical Data                                                   As of September 30, 2018

Total Sales (GWh)                                                                   17,694

Total Generation (GWh)                                                         14,399

Distribution

▪  Physical sales reached 12,612 GWh as of September 2018, representing a 1.9% increase compared to the same period of last year and is explained by higher toll revenues.

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

▪  The total number of customers increased 1.8% to 1,903,896 when compared to September of 2017, mainly residential and commercial customers. Annual energy losses declined from 5.2% to 5.1%.

▪  EBITDA of the distribution business decreased 1% to Ch$ 138,209 million as of September 2018, and net income attributable to the controlling shareholders of Enel Distribución Chile decreased 4% to Ch$ 82,377 million.

Physical Data                                                  As of September 30, 2018

Total Sales (GWh)                                                                   12,612

Customers                                                                             1,903,896

FINANCIAL SUMMARY

▪  Gross debt of the company increased US$ 2,498 million to US$ 3,770 million when compared to September 2017. This variation is mainly a consequence of consolidating the debt of EGP Chile into the Enel Chile Group, and also the debt committed to by Enel Chile in March 2018 to finance the Elqui Project and long-term refinancing through the issuance of a Yankee Bond for US$ 1,000 million in June 2018.

▪  Liquidity available to Enel Chile corresponds to cash and cash equivalents for US$ 302 million.

▪  In addition, there are undisbursed committed credit lines for US$ 318 million.

▪  The average cost of Enel Chile’s debt as of September 2018 was 5.2%.

▪  Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, the Company has cross currency swap and forward contracts that amount to US$ 787 million and US$ 734 million, respectively.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, we have interest rate swaps for US$ 400 million.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

___________________________________________________________________

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (hereafter “the Renewable Assets Reorganization”)  to Enel S.p.A that involved integrating Enel Green Power Latin America Ltda. (EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer for Shares (“PTO”), (ii) Capital Increase, and (iii) Merger, each stage conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the capital increase took place between February 15 and March 16 of 2018 and the Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the ownership share of Enel Generación Chile increased from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of September 30, 2018.

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,547 MW installed capacity as of September 30, 2018. Of this total, 40 are hydroelectric units with 3,557 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together total 2,808 MW installed capacity, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 48 MW installed capacity.

The following chart summarizes the physical information of our generation business segment for the period ended September 30, 2018 compared to the same period of 2017:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Sep-18	Sep-17	Sep-18	Sep-17
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	17,694	17,361	33.2%	34.0%
Total		17,694	17,361	33.2%	34.0%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered to be primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended September 30, 2018 compared to the same period of 2017:

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

	Energy Sales		Energy Losses		Clients		Clients/Employees
Company	(GWh) (*)		(%)		(thousand)
	Sep-18	Sep-17	Sep-18	Sep-17	Sep-18	Sep-17	Sep-18	Sep-17
Distribution Business in Chile (*)	12,612	12,371	5.1%	5.2%	1,904	1,870	2,800	2,762
Total	12,612	12,371	5.1%	5.2%	1,904	1,870	2,800	2,762
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Sep-18	Sep-17	Sep-18	Sep-17	Sep-18	Sep-17

Energy Sales Revenues

Generation:	1,030,594	1,070,583	(286,611)	(280,043)	743,983	790,540
Regulated customers	758,137	810,296	(284,890)	(280,043)	473,247	530,253
Non regulated customers	235,669	216,516	-	-	235,669	216,516
Spot market	36,788	43,771	(1,721)	-	35,067	43,771

Distribution:	875,788	897,399	(717)	(980)	875,071	896,419
Residential	343,756	346,593	-	-	343,756	346,593
Commercial	282,903	285,802	-	-	282,903	285,802
Industrial	155,173	166,903	-	-	155,173	166,903
Other	93,956	98,101	(717)	(980)	93,239	97,121
Less: Consolidation adjustments	(287,328)	(281,023)	-	-	-	-

Total Energy sales	1,619,054	1,686,959	(287,328)	(281,023)	1,619,054	1,686,959

Million Chilean pesos variation in Ch$ and %	(67,905)	(4.03%)	-	-	(67,905)	(4.03%)

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.    Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of September 30, 2018, reached Ch$ 208,589 million. This amount represents a 15.7% reduction in profit when compared to the same period of last year in which the figure amounted to a Ch$ 247,566 million.

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The following chart compares the figure of each item of the income statement as of September 30, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-18	Sep-17	Change	% Change

REVENUES	1,768,844	1,846,077	(77,233)	(4.2%)
Sales	1,743,824	1,832,562	(88,738)	(4.8%)
Other operating revenues	25,020	13,515	11,505	85.1%
PROCUREMENT AND SERVICES	(1,002,639)	(1,170,276)	167,637	(14.3%)
Energy purchases	(575,313)	(676,177)	100,864	(14.9%)
Fuel consumption	(224,455)	(259,857)	35,402	(13.6%)
Transportation expenses	(129,427)	(116,861)	(12,566)	10.8%
Other variable procurement and service cost	(73,444)	(117,381)	43,937	(37.4%)
CONTRIBUTION MARGIN	766,205	675,801	90,404	13.4%
Other work performed by entity and capitalized	12,649	9,462	3,187	33.7%
Employee benefits expense	(90,988)	(92,033)	1,045	(1.1%)
Other fixed operating expenses	(121,994)	(89,551)	(32,443)	36.2%
GROSS OPERATING INCOME (EBITDA)	565,872	503,679	62,193	12.4%
Depreciation and amortization	(153,944)	(113,396)	(40,548)	35.8%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,076)	(5,518)	2,442	(44.3%)
OPERATING INCOME	408,852	384,765	24,087	6.3%
NET FINANCIAL EXPENSE	(73,837)	(16,000)	(57,837)	361.5%
Financial income	14,568	16,055	(1,487)	(9.3%)
Financial costs	(89,270)	(38,489)	(50,781)	131.9%
Gain (Loss) for indexed assets and liabilities	899	290	609	209.8%
Foreign currency exchange differences, net	(34)	6,144	(6,178)	(100.6%)
OTHER NON-OPERATING RESULTS	2,054	108,398	(106,344)	(98.1%)
Income from other investments	91	105,461	(105,370)	(99.9%)
Other Profit (Loss) related to Sale of Assets	-	4,398	(4,398)	n/a
Share of profit (loss) of associates accounted for using the equity method	1,963	(1,461)	3,424	(234.3%)
NET INCOME BEFORE TAXES	337,069	477,163	(140,094)	(29.4%)
Income Tax	(88,747)	(117,061)	28,314	(24.2%)
NET INCOME	248,322	360,102	(111,780)	(31.0%)
Shareholders of the parent company	208,589	247,566	(38,977)	(15.7%)
Non-controlling interest	39,732	112,535	(72,803)	(64.7%)

Earning per share (Ch$ /share)*	3.36	5.04	(1.69)	(33.4%)

(*) As of September 30, 2018 and September 30, 2017 the average number of paid and subscribed shares was 62,143,051,089 and 49,092,722,762, respectively.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 565,872 million as of September 30, 2018, which represents a 12.4% increase when compared to the Ch$ 503,679 million booked the same period of the previous year. This increase is primarily explained by lower operating costs in both generation and distribution business segments.

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2018 and 2017, are presented below:

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

EBITDA, by business segment
(Figures in Million Ch$)

	Sep-18	Sep-17	Change	% Change

Generation business revenues	1,128,615	1,169,785	(41,170)	(3.5%)
Distribution business revenues	933,176	1,003,154	(69,978)	(7.0%)
Less: consolidation adjustments and other activities	(292,948)	(326,862)	33,914	(10.4%)
Total Enel Chile Consolidated Revenues	1,768,844	1,846,077	(77,233)	(4.2%)

Generation business costs	(571,693)	(706,972)	135,279	(19.1%)
Distribution business costs	(726,072)	(796,328)	70,256	(8.8%)
Less: consolidation adjustments and other activities	295,126	333,024	(37,898)	(11.4%)
Total Enel Chile Consolidated Procurement and Services Costs	(1,002,639)	(1,170,276)	167,637	(14.3%)

Personnel Expenses	(40,268)	(36,678)	(3,590)	9.8%
Other expenses by nature	(73,024)	(54,250)	(18,774)	34.6%
Total Generation business	(113,292)	(90,928)	(22,364)	24.6%

Personnel Expenses	(18,298)	(25,057)	6,759	(27.0%)
Other expenses by nature	(50,598)	(41,469)	(9,129)	22.0%
Total Distribution business	(68,895)	(66,526)	(2,369)	3.6%
Less: consolidation adjustments and other activities	(18,146)	(14,668)	(3,478)	23.7%

EBITDA, by business segment
Generation business EBITDA	443,630	371,885	71,745	19.3%
Distribution business EBITDA	138,209	140,300	(2,091)	(1.5%)
Less: consolidation adjustments and other activities	(15,967)	(8,506)	(7,461)	87.7%
TOTAL ENEL CHILE CONSOLIDATED EBITDA	565,872	503,679	62,193	12.4%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business reached Ch$ 443,630 million as of September 30, 2018, which represents a Ch$ 71,745 million increase when compared to the same period of the previous year. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 1,128,615 million as of September 30, 2018, a Ch$ 41,170 million reduction, or 3.5%, when compared to the same period of the year before, mainly due to the following:

•         A Ch$ 39,990 million reduction in energy sales due to a lower average sales price in Chilean pesos, partially compensated by higher physical sales (+333 GWh) mainly to non-regulated customers (+1,468 GWh), offset by lower sales to regulated customers (-1,097 GWh), and spot market sales (-38 GWh). This variation includes the revenues from energy sales of EGP Chile that amounted to Ch$ 32,990 million for the six-month period ended September 30, 2018.

•         A Ch$ 15,270 million decrease in other services revenues, primarily due to Ch$ 16,045 million less toll revenue offset by higher revenue for engineering services for Ch$ 775 million.

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The abovementioned is partially offset by:

•         A Ch$ 3,908 million increase in other sales, mainly due to a Ch$ 3,500 million increase in gas sales.

•         A Ch$ 10,182 million increase in other operating revenues, mainly due to insurance claims related to Central Tarapacá that represented Ch$ 12,021 million income and a higher revenue from commodity hedging derivatives for Ch$ 1,120 million, partly offset by the Ch$ 2,245 million reversal of fine provisions related to returning the concessions of the Tames and Totoralillo projects in 2017.

Operating costs reached Ch$ 571,693 million as of September 30, 2018, a Ch$ 135,279 million reduction, equivalent to 19.1%, due to the following:

-          An Ch$ 87,049 million reduction in energy purchases primarily explained by lower physical energy purchases (-1,345 GWh), mainly contracted energy purchases (-2,017 GWh) that were partially compensated by higher spot market purchases (+672 GWh). This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 68,488 million reduction in Enel Chile’s cost of energy purchases mainly explained by the elimination of related party transactions (sales of EGP Chile to Enel Generación Chile).

•         A Ch$ 35,402 million decrease in fuel consumption, primarily Ch$ 23,217 million less gas consumption and Ch$ 11,317 million less coal use, both responding to the lower level of thermal dispatch.

•         Other variable procurement and services costs declined Ch$ 29,274 million mainly due to a Ch$ 16,432 million reduction in the commercialization costs of gas sales, lower costs related to the agreement with AES Gener that allows the Nueva Renca combined cycle to use the LNG available of Enel Generación Chile amounting to Ch$ 7,139 million, lower thermal emissions tax for Ch$ 3,397 million, and lower water consumption costs for Ch$ 2,707 million. These effects were partly offset by greater commodity derivative costs for Ch$ 1,802 million.

•         The above mentioned was partially offset by a Ch$ 16,447 million increase in transportation costs, mainly due to the Ch$ 11,287 million effect of adding EGP Chile to Enel Chile, and higher tolls for Ch$ 6,574 million, offset by a reduction in transportation and regasification costs for Ch$ 1,411 million,

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Personnel expenses amounted to Ch$ 40,268 million as of September 30, 2018, a Ch$ 3,590 million increase when compared to the same period of 2017, mainly due to the Ch$ 4,693 million effect of including EGP Chile in Enel Chile´s scope of consolidation, which was compensated by the Ch$ 1,103 million reduction is costs related to having less staff in Enel Generación.

Other expenses reached Ch$ 73,024 million as of September 30, 2018, an Ch$ 18,774 million increase when compared to the same period of 2017, due to the Ch$ 13,485 million effect of including EGP Chile in the scope of consolidation and technical and management services for Ch$ 5,943 million.

DISTRIBUTION AND SUBSIDIARIES SEGMENT:

The EBITDA of our Distribution Business Segment reached Ch$ 138,209 million as of September 30, 2018, which represents a Ch$ 2,091 million, or 1.5%, reduction when compared to the same period of the previous year. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 933,176 million, a Ch$ 69,978 million decrease, equivalent to 7%, when compared to the same period of 2017, basically due to (i) a Ch$ 47,375 million reduction in other services revenues, namely lower revenue from transmission and transportation tolls for Ch$ 38,532 million and lower construction and customer connection services, installations of lines, street lighting and others for Ch$ 9,836 million, and (ii) lower energy sales revenues for Ch$ 21,609 million.

Operating costs reached Ch$ 726,072 million, a Ch$ 70.256 million reduction when compared to the same period of 2017, mainly due to: (i) lower transportation expenses for Ch$ 39,972 million, (ii) lower energy purchases for Ch$ 14,510 million and (iii) lower other variable procurement and services costs for Ch$ 15,774 million, primarily meter rentals and street lighting services.

Personnel expenses amounted to Ch$ 18,298 million, a Ch$ 6,759 million reduction compared to expenses accrued by September 30, 2017, mainly due the lower extraordinary non-recurrent employee bonuses given to employees during 2018.

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Other expenses reached Ch$ 50,598 million as of September 30, 2018, a Ch$ 9,129 million increase when compared to the same period of the previous year, mainly due to higher operating and maintenance expenses related to a tree trimming plan that began in 2017 and higher repair and conservation costs.

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2018 compared to September 30, 2017.

	9 months ended September 30, 2018			9 months ended September 30, 2017
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	443,630	(127,432)	316,198	371,885	(87,665)	284,220
Total Generation business	443,630	(127,432)	316,198	371,885	(87,665)	284,220

Distribution
Distribution business in Chile	138,209	(30,622)	107,586	140,300	(32,265)	108,035
Total Distribution business	138,209	(30,622)	107,586	140,300	(32,265)	108,035
Less: consolidation adjustments and other activities	(15,967)	1,035	(14,932)	(8,506)	1,016	(7,490)
TOTAL ENEL CHILE CONSOLIDATED	565,872	(157,019)	408,852	503,679	(118,914)	384,765

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs amounted to Ch$ 157,019 million, a Ch$ 38,105 million increase when compared to the same period of the previous year.  This variation is mainly explained by the depreciation of EGP Chile that amounted to Ch$ 40,816 million for the six-month period ended September 30, 2018.

The following chart presents consolidated non-operating income as of September 30, 2018, and 2017.

• 12 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

NON OPERATING INCOME
9 months ended September 30, 2018 and 2017
(Figures in Million Ch$)

	Sep-18	Sep-17	Change	% Change
Financial Income
Generation business in Chile	5,235	4,153	1,082	26.1%
Distribution business in Chile	8,630	9,522	(892)	(9.4%)
Other subsidiaries non related with generation and distribution business	8,120	8,064	56	0.7%
Less: consolidation adjustments	(7,417)	(5,684)	(1,733)	30.5%
Total Financial Income	14,568	16,055	(1,487)	(9.3%)
Financial Costs
Generation business in Chile	(62,366)	(37,104)	(25,262)	68.1%
Distribution business in Chile	(5,027)	(4,892)	(135)	2.8%
Other subsidiaries non related with generation and distribution business	(29,248)	(2,177)	(27,071)	1243.5%
Less: consolidation adjustments	7,372	5,684	1,688	29.7%
Total Financial Costs	(89,270)	(38,489)	(50,781)	131.9%
Foreign currency exchange differences
Generation business in Chile	(3,288)	6,337	(9,625)	(151.9%)
Distribution business in Chile	88	(126)	214	(169.8%)
Other subsidiaries non related with generation and distribution business	3,166	(67)	3,233	(4825.6%)
Total Foreign currency exchange differences	(34)	6,144	(6,178)	(100.6%)
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(515)	(18)	(497)	2758.4%
Distribution business in Chile	1,370	300	1,070	356.6%
Other subsidiaries non related with generation and distribution business	43	8	35	440.6%
Total Gain (Loss) for indexed assets and liabilities	899	290	609	209.8%
Total ENEL CHILE Net Financial Income	(73,837)	(16,000)	(57,837)	361.5%

Other Profit (Loss) related to Sale of Assets
Generation business in Chile	115	105,461	(105,346)	(99.9%)
Distribution business in Chile	-	4	(4)	n/a
Less: consolidation adjustments	(24)	(4)	(20)	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	91	105,461	(105,370)	(99.9%)

Other Profit (Loss)
Generation business in Chile	-	4,244	(4,244)	n/a
Distribution business in Chile	-	154	(154)	100.0%
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	-	4,398	(4,398)	n/a
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	1,963	(1,461)	3,424	(234.3%)
Total Share of Profit (Loss) of associates accounted for using the equity method	1,963	(1,461)	3,424	(234.3%)

Total Other Profit (Loss) accounted in Non Operating Income	2,054	108,398	(106,344)	(98.1%)

Net Income Before Taxes	337,069	477,163	(140,094)	(29.4%)
Income Tax
Generation business in Chile	(64,570)	(91,112)	26,542	(29.1%)
Distribution business in Chile	(30,270)	(27,223)	(3,047)	11.2%
Other subsidiaries non related with generation and distribution business	6,093	1,274	4,819	378.2%
Total Income Tax	(88,747)	(117,061)	28,314	(24.2%)
Net Income	248,322	360,102	(111,780)	(31.0%)

Net Income attributable to owners of parent	208,589	247,566	(38,977)	(15.7%)
Net income attributable to non-controlling interest	39,732	112,535	(72,803)	(64.7%)

Financial Result

• 13 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The financial result of Enel Chile as of September 30, 2018, reached a Ch$ 73,837 million expense, which represents a negative Ch$ 57,837 million variation when compared to the same period of 2017. This outcome is primarily explained by the following:

Financial income decreased Ch$ 1,487 million due to lower income related to customer refinancing for Ch$ 2,136 million, compensated by greater income from short term fixed income investments for Ch$ 649 million.

Financial expenses increased Ch$ 50,781 million, mainly due to higher interest on bank loans and bonds amounting to Ch$ 26,460 million and higher interest expenses related to the addition of EGP Chile for Ch$ 24,613 million.

Income related to indexation increased Ch$ 609 million primarily due to the positive effect on recoverable taxes for Ch$ 2,917 million, and income on hedging derivative contracts for Ch$ 2,505 million. These effects were offset by indexation of U.F.-denominated financial liabilities amounting to Ch$ 3,036 million and the negative effects of the application of IAS 29 "Financial Information in Hyperinflationary Economies" on the branch of the GasAtacama Group located in Argentina which effect was a loss of Ch$ 1,777 million.

Income from exchange differences decreased Ch$ 6,178 million mainly due to the greater negative exchange differences on forward contracts for Ch$ 3,372 million and the negative exchange differences on cash and cash equivalents for Ch$ 3,643 million. These effects were offset by a lower negative exchange difference on supplier accounts for Ch$ 837 million.

Other Non-operating Income

The result from companies accounted for using the equity method amounted to a Ch$ 1,963 million profit as of September 30, 2018, which represents a Ch$ 3,424 million increase when compared to the same period of last year, mainly explained by better results from HydroAysén for Ch$ 3,562 million, up to the date of its liquidation, and lower results from GNL Chile for Ch$ 138 million.

Income from other investments decreased Ch$ 105,370 million, mainly explained by the sale of Electrogas S.A. in February 2017, for Ch$ 105,312 million.

Corporate Taxes

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Corporate income tax reached Ch$ 88,747 million as of September 30, 2018, a Ch$ 28,314 million reduction when compared to the same period of the previous year, basically explained by: (i) lower taxes related to the sale of the Electrogas S.A. in February 2017 for Ch$ 27,675 million, (ii) a lower tax expense of Ch$ 7,480 million explained by a higher financial expense in 2018, and (iii) lower tax expenses amounting to Ch$ 2,451 million related to inflation indexation. The aforementioned was partly offset by (i) a Ch$ 4,502 million higher expense as a result of the incorporation of the EGP Chile Group during the current period, and (ii) Ch$ 4,680 million higher expenses due to the increase in the income tax rate from 25.5% in 2017 to 27% in 2018.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Sep-18	Dec-17		%
	(Million Ch$)

Current Assets	772,271	1,055,137	(282,866)	(26.8%)
Non current Assets	6,386,409	4,639,636	1,746,773	37.7%

Total Assets	7,158,680	5,694,773	1,463,907	25.7%

Total assets of the Company as of September 30, 2018, increased Ch$ 1,463,907 million when compared to total assets as of December 31, 2017, mainly due to the following:

Current Assets decreased Ch$ 282,866 million as of September 30, 2018. The variations in the main categories are presented below:

•         Trade accounts receivables and other current accounts receivables increase Ch$ 11,031 million, mainly due to lower services accounts receivables.

•         Cash and cash equivalents decreased Ch$ 220,037 million, explained by cash disbursements related to (i) the payment of the Enel Generación PTO for Ch$ 1,624,327 million, (ii) dividend payments for Ch$ 229,061 million, (iii) purchase of property, plant and equipment for Ch$ 250,594 million, (iv) income tax payments for Ch$ 94,201 million, (v) employee related payments for Ch$ 86,441  million, (vi) interest payments on loans for Ch$ 46,525 million, (vii) loan repayments for Ch$ 740,148 million, (viii) other cash disbursements for Ch$ 22,671 million. All these effects were offset by (i) the issuance of a Yankee bond for Ch$ 622,521 million, (ii) a Bridge loan to finance the Enel Generación PTO for Ch$ 940,414 million, (iii) a capital increase, net of the purchase of own shares, for Ch$ 593,451 million, (iv) payments received from related parties  for Ch$ 42,460 million, (v) cash inflows from forward contract payments for Ch$ 9,258 million, (vi) interest payments received for Ch$ 5,473 million, (vii) dividends received for Ch$ 1,232 million, and (viii) other operational cash inflows for Ch$ 671,271 million, mainly customer collections net of payments to suppliers.

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

•         Current related party accounts receivables decrease Ch$ 41,848 million, mainly explained by lower Enel Global Trading SPA receivables for Ch$ 39,021 million related to gas and commodities purchases, lower GNL Chile receivables for Ch$ 5,687 million due to advance payments of gas purchases. Also, because of the merger between Enel Chile and EGPL, the accounts receivables of Enel Green Power Perú for Ch$ 1,631 million, and Enel Green Power SPA for Ch$ 1,264 million were consolidated as of September 30, 2018, among others.

•         Current tax assets decline Ch$ 34,356 million mainly due to the payment of taxes for fiscal year 2017.

Non-Current Assets increase Ch$ 1,746,773 million as of September 30, 2018. The variations in the main categories are presented below:

•         Trade accounts receivables and other non-current accounts receivables increase Ch$ 59,271 million, mainly explained by the consolidation of EGP Chile that as of September 30, 2018 had accounts receivables for Ch$ 54,768 million of which Ch$ 54,364 million are VAT (“IVA”)  tax credits.

•         Intangible assets other than goodwill increase Ch$ 50,300 million, mainly due to i) new investments for Ch$ 7,080 million, and (ii) the consolidation of EGP Chile, with intangible assets that amounted to Ch$ 43,220 million at the end of the third quarter.

•         Goodwill increases Ch$ 26,481 million due to the consolidation of EGP Chile that has Ch$ 19,200 million in goodwill of Empresa Eléctrica Panguipulli S.A, Ch$ 7,209 million in Parque Eólico Talinay Oriente and Ch$ 72 million in Geotérmica del Norte.

•         Property, plant and equipment increases by Ch$ 1,553,872 million, mainly due to (i) an increase in new investments for Ch$ 90,643 million, and (ii) the consolidation of EGP Chile that contributes Ch$ 1,463,229 million in property, plants and equipment as of September 30, 2018.

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

•         Deferred tax assets increase Ch$ 45,926 million, mainly due to higher deferred taxes related to tax losses, which includes the Ch$ 27,073 million from the consolidation of EGP Chile at the end of the third quarter of this year

Liabilities and Equity			Change	Change
	Sep-18	Dec-17		%
	(Million Ch$)

Current Liabilities	969,302	816,816	152,486	18.7%
Non Current Liabilities	2,524,161	1,090,995	1,433,166	131.4%
Total Equity	3,665,217	3,786,962	(121,745)	(3.2%)
attributable to owners of parent company	3,416,819	2,983,384	433,435	14.5%
attributable to non-controlling interest	248,398	803,578	(555,180)	(69.1%)

Total Liabilities and Equity	7,158,680	5,694,773	1,463,907	25.7%

Total liabilities of the Company, including Equity, increased Ch$ 1,463,907 million as of September 30, 2018, when compared to total assets as of December 31, 2017, mainly due to the following:

Current liabilities increase Ch$ 152,486 million. The variations in the main categories are presented below:

•         Other current financial liabilities increase Ch$ 386,916 million, mainly (i) the non-current financial liability transfers for Ch$ 285,759 million related to the funds obtained by Enel Chile to guarantee the timely payment of commitments originated as part of the Enel Generacion Chile PTO (ii) accruals of interest on bonds and bank loans for Ch$ 47,898 million, (iii) bond obligations being transferred to the short term for Ch$ 12,435 million, (iv) an increase in hedging derivative liabilities for Ch$ 7,115 million, and (v) the Ch$ 68,899 million in bank loans of EGP Chile as of September 30, 2018 as a consequence of the consolidation of EGP Chile. All the above were offset by interest payments made on bonds for Ch$ 37,037 million.

•         Trade accounts payable and other current accounts payable decrease Ch$ 165,472 million, mainly (i) lower accounts payable of energy purchases for Ch$ 100,956; (ii) lower dividends payable to third parties for Ch$ 90,569 million; and (iii) lower accounts payable related to the purchase of assets for Ch$ 39,409 million.

The aforementioned was partly offset by the following greater trade accounts and other accounts payable: (i) higher accounts payable to suppliers and services for Ch$ 16,761 million, (ii) VAT payables for Ch$ 32,851 million, (iii) greater accounts payable to suppliers of fuel and gas for Ch$ 10.319 million, (iv) personnel accounts payable for Ch$ 2,774 million, and (v) other non-income tax accounts payable for Ch$ 1,937 million.

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

•         Related party accounts payable decrease Ch$ 8,648 million, mainly due to (i) a reduction in accounts payable to Enel SpA for Ch$ 54,668 million, mainly dividend payments, (ii) a reduction in accounts payable to Enel Green Power del Sur SpA for Ch$ 10,324 million, (iii) a reduction in accounts payable to Empresa Eléctrica de Panguipulli S.A. related to the purchase of energy and tolls for Ch$ 3,247 million, and (iv) a reduction in accounts payable to Enel Distribuzione for Ch$ 2,690 million. The aforementioned was offset by (i) Ch$ 10,815 million higher accounts payable to GNL Chile S.A. for gas purchases, (ii) greater accounts payable to Enel Green Power SpA for Ch$ 35,066 million, (iii) higher accounts payable to Enel Italia Srl for Ch$ 2,614 million, (iv) higher accounts payable to Enel Financial International NV for Ch$ 7,751 million, and (v) higher accounts payable to Enel Global Trading for Ch$ 6,328 million.

•         Current tax liabilities decrease Ch$ 64,654 million, mainly due to the payment of income tax for fiscal year 2018.

Non-Current Liabilities increase Ch$ 1,433,166 million as of September 30, 2018, which is explained by the following:

•         Other non-current financial liabilities increase Ch$ 907,733 million, mainly due to (i) debt issued by Enel Chile for Ch$ 945,684 million, net of arrangement expenses (includes US$ 1,000 million Yankee Bonds), to guarantee the timely payment of debt arising from the Enel Generación PTO, and (ii) the consolidation of EGP Chile, which as of the end of the third quarter, had bank loans for Ch$ 218,264 million, (iii) exchange differences on the US$ bonds for Ch$ 47,670 million. The aforementioned is compensated by the transfer of Ch$ 285,759 in bank loans and Ch$ 30,000 million in capital payments to other current financial liabilities.

•         Non-current accounts payable to related parties increase Ch$ 425,871 million mainly explained by the consolidation of EGP Chile that implied adding a debt with the related company Enel Financial International NV for Ch$ 426,190 million.

•         Deferred tax liabilities increase Ch$ 79,841 million mainly due to the Ch$ 69,977 million deferred tax liability of EGP Chile.

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Total Equity amounted to Ch$ 3,665,217 million as of September 30, 2018 and is explained as follows:

Equity attributable to the shareholders of Enel Chile increased by Ch$ 433,435 million in the current period mainly due to (i) Issued capital increased by Ch$ 1,725,383 million as a result of the merger of Enel Chile with EGPL; (ii) decrease of other reserves by Ch$ 1,338,286 million, mainly due to: lower reserves due to changes in subsidiaries’ interests that do not result in a loss of control of Ch$ 1,314,567 million, lower cash flow hedging reserves for Ch$ 80,719 million and higher translation differences for Ch$ 57,000 million; (iii) Ch$ 121,243 million increase in Retained earnings mainly comprising: Net income for the nine-month period ended September 30, 2018 for Ch$ 208,589 million and a Ch$ 87,346 million decrease in Dividends paid; and (iv) Ch$ 72,388 million decrease relating to treasury shares.

Additionally, as a result of the first application of IFRS 9 "Financial Instruments" and IAS 29 "Financial Information in Hyperinflationary Economies", a net charge of Ch$ 2,517 million was recorded in the retained earnings. Specifically, the effect of the first application of the new model to determine the provisions for the impairment of financial assets, established in IFRS 9, generated a charge of Ch$ 3,140 million in the retained earnings, while the application of IAS 29, on the branch of the GasAtacama Group located in Argentina, generated a credit in the retained earnings of Ch$ 623 million, both net of deferred taxes.

Equity attributable to non-controlling shareholdings decreased by Ch$ 555,180 million, mainly explained by (i) net income of the period for Ch$ 39,732 million and (ii) higher other comprehensive results for Ch$ 9,218 million. The aforementioned was partly offset by lower reserves for Ch$ 592,807 million related to changes in the subsidiaries' interests that do not result in a loss of control, and (iii) dividends paid for Ch$ 11,280.

In addition, as a result of the first application of IFRS 9 "Financial Instruments" and IAS 29 "Financial Information in Hyperinflationary Economies", a net charge of Ch$ 43 million was recorded in the retained earnings. Specifically, the effect of the first application of the new model to determine the provisions for the impairment of financial assets, established in IFRS 9, generated a charge of Ch$ 85 million in the retained earnings, while the application of IAS 29, on the branch of the GasAtacama Group located in Argentina, generated a credit in the retained earnings of Ch$ 42 million, both net of deferred taxes.

The performance of main financial ratios is the following:

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

RATIO		Unit	Sep-18	Dic-17	Sep-17	Change	Change (%)

Liquidity	Liquidity	Times	0.80	1.29	-	-0.49	(38.0%)
	Acid-test *	Times	0.74	1.24	-	-0.50	(40.3%)
	Working capital	MMCh$	- 197,031	238,320	-	-435,351	(182.7%)
Leverage	Leverage	Times	0.95	0.50	-	0.45	90.0%
	Short-term debt	%	27.7%	42.8%	-	(15.1%)	(35.3%)
	Long-term debt	%	72.3%	57.2%	-	15.1%	26.4%
	Financial expenses coverage**	Times	6.40	-	16.77	(10.37)	(61.8%)
Profitability	Op. income / Op. Revenues	%	23.1%	-	20.8%	2.3%	11.1%
	ROE	%	9.7%	-	11.0%	(1.3%)	(11.7%)
	ROA	%	6.5%	-	8.5%	(2.0%)	(23.9%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

The current ratio as of September 30, 2018, reached 0.80 times, which represents a 38% decrease compared to December 2017.  This reduction is due to the transfer of the bridge loan obtained to finance the Enel Generacion PTO to other current financial assets.

Acid test or quick ratio, as of September 30, 2018, was 0.74 times, which represents a 40.3% reduction when compared to December 31, 2017.

Working capital, as of September 30, 2018, amounted to - Ch$ 197,031 million, which represents a Ch$ 435,351 million negative variation when compared to December 2017.

The debt ratio was 0.95 times, which means that the level of commitment of Enel Chile equity was 0.95 times at the end of the third quarter of 2018.

The financial expenses coverage ratio for the period ended September 30, 2018, was 6.40 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the period ended September 30, 2018.

The profitability ratio, calculated by dividing operating income by operating revenues, increased 11.1% when compared to the same period of the previous year, reaching 23.1% as of September 30, 2018, due to higher operating income obtained this period when compared to the same period of last year.

Return on equity of the owners of the controlling shareholder (dominant) was 9.7% for the twelve-month period ended September 30, 2018.

Return on assets was 6.5% for the twelve-month period ended September 30, 2018.

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 215,342 million as of September 30, 2018, which represents a Ch$ 239,574 million reduction when compared to the same period of the previous year.  The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to September 2017, are presented below:

Net Cash Flow			Change	Change
	Sep-18	Sep-17		%
	(Million Ch$)

From Operating Activities	489,630	397,060	92,570	23.3%

From Investing Activities	(1,830,469)	(76,049)	(1,754,420)	2307.0%

From Financing Activities	1,125,496	(296,779)	1,422,275	(479.2%)

Total Net Cash Flow	(215,343)	24,232	(239,575)	(988.7%)

Net cash flow from operating activities amounted to a Ch$ 489,630 million for the nine-month period ended September 30, 2018, which represents a 23.3% increase when compared to September 2017. These cash flows come primarily from sales and other revenues amounting to Ch$ 2,245,730 million, cash inflows from insurance policy premiums and services, annuities and other insurance benefits for Ch$ 8,229 million and other cash from operations for Ch$ 1,699 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 1,464,147 million; (ii) employee payments for Ch$ 86,441 million; (iii) income tax payments for Ch$ 94,201 million; (iv) other payments of operational activities for Ch$ 103,358 million, and (v) insurance premium payments and other payments related to insurance policies for Ch$ 14,436 million, and (vi) other cash outflows for Ch$ 3,446 million.

Net cash flow used in investing activities amounted to Ch$ 1,830,469 million for the nine-month period ended September 30, 2018, which represents a Ch$ 1,754,419 million increase in cash outflows when compared to September 2017. These cash flows are mainly comprised of (i) Ch$ 1,624,327 million to pay the Enel Generación Chile PTO, (ii) Ch$ 259,411 million to purchase property, plant and equipment, (iii) payments of futures, options and swaps for Ch$ 64,735 million. These cash outflows were partially compensated by (i) cash inflows from related parties for Ch$ 42,460 million, (ii) cash inflows originating from futures, options and swaps for Ch$ 73,993 million, (iii) dividends received for Ch$ 1,232 million, (iv) interest payments received amounting to Ch$ 5,473 million, and (v) other cash outflows for Ch$ 5,154 million.

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Net cash flow from financing activities amounted to Ch$ 1,125,496 million for the nine-month period ended September 30, 2018, which represents a Ch$ 1,422,274 million variation when compared to September 2017. These cash flows are comprised of (i) funds from long term bonds issued for Ch$ 622,521 million (Yankee Bonds), (ii) funds from a Bridge loan to finance the Enel Generación PTO for Ch$ 940,414 million, and (iii) funds from shares issued for Ch$ 665,839 million. The aforementioned were offset by (i) payments to repurchase shares for Ch$ 72,388 million, (ii) dividend payments for Ch$ 229,061 million, (iii) interest payments for Ch$ 46,525 million, (iv) Bridge loan payment for Ch$ 740,148 million, (v) financial leasing liability payments for Ch$ 1,374 million and (vi) other cash outflows for Ch$ 13,770 million.

The following table presents the cash disbursements related to additional property, plant and equipment and its depreciation for the nine-month period ended September 30, 2018 and 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
9 months ended September 30, 2018 and 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Sep-18	Sep-17	Sep-18	Sep-17
Generation business in Chile	191,159	147,096	127,437	87,765
Distribution business in Chile	66,032	45,441	25,844	25,045
Other entities (business different to generation and distribution)	2,220	2,233	664	586
Total Consolidated ENEL CHILE Group	259,411	194,770	153,944	113,396

The most relevant cash outflows originate in the generation business and respond to major maintenance and investment in power plants that amounted to Ch$ 191,159 million as of September 30, 2018. In the distribution business, cash disbursements amounted to Ch$ 66,032 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

• 23 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•         Comply with good corporate governance standards.

•         Strictly comply with all of the Group’s regulatory systems.

•         Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2018	December 31, 2017

Fixed Interest Rate	69%	92%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2018, the Company held swaps for 144 kTon of Coal API2 to be settled between October and December 2018, for 120 kTon of Coal API2 to be settled in 2019, for 108 kBbl of Brent oil to be settled between October and December 2018 and for 97 kBbl of Brent oil to be settled in 2019, 100 kTon of BCI7 to be settled between October and December 2018, for 2.1 TBtu of Henry Hub gas to be settled between October and December 2018, and 3.8 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

• 26 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 21.

As of September 30, 2018, the liquidity of Enel Chile Group was Ch$ 199,419 million in cash and cash equivalents and Ch$ 132,084 million in committed long-term credit lines. As of December 31, 2017, the liquidity of the Enel Chile Group was Ch$ 419,456 million in cash and cash equivalents and Ch$ 199,271 million in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

• 27 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 304,629 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Raffaele Grandi
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Title: CFO of Enel Chile

Date: October 30, 2018